EXHIBIT 99.6

Announcement on 2015/06/03 : The Company acquired the bid of outsourcing project of National Taxation Bureau of Kaohsiung to provide online VAT refund service for foreign tourists

Date of events: 2015/06/03

Contents:

1.	Date of occurrence of the event: 2015/06/03

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Name of the reporting media: N/A

6.	Content of the report: N/A

7.	Cause of occurrence: National Taxation Bureau of Kaohsiung, Ministry of Finance announced today that the Enterprise Business Group, Chunghwa Telecom Co., Ltd. won the bid of the outsourcing contract of electronic VAT refund service for foreign tourists at a handling fee of 14% of the refund. The contract size was NT$1.19 billion. Contract period: 104/05/29 ~ 109/12/31.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None